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                                                  ------------------------------
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                                                  hours per response . . . 14.90
                                                  ------------------------------





                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                              (Section 240.13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO SECTION 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                              SECTION 240.13d-2(a)

                               (Amendment No. 9)1

                         Capital Pacific Holdings, Inc.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                    14040M104
--------------------------------------------------------------------------------

                                 (CUSIP Number)

                                 Mark C. Wehrly
                       Farallon Capital Management, L.L.C.
                         One Maritime Plaza, Suite 1325
                         San Francisco, California 94111
                                 (415) 421-2132
--------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 7, 2000
--------------------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                         Exhibit Index Found on Page 26
                               Page 1 of 30 Pages
--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 30 Pages

                                       13D
===================
CUSIP No. 14040M104
===================
-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             California Housing Finance, L.P.
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               **   The reporting  persons  making this filing hold an aggregate of 2,809,851 Shares, which is 20.4% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             N/A
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             California
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                          ----------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     2,809,851
                          ----------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                          ----------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    2,809,851
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,809,851
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             20.4 %
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             PN
-------------===================================================================



                               Page 2 of 30 Pages

                                       13D
===================
CUSIP No. 14040M104
===================
-------------===================================================================

     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             California Housing Finance, L.L.C.
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               **   The reporting  persons  making this filing hold an aggregate of 2,809,851 Shares, which is 20.4% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             N/A
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             California
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                          ----------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     2,809,851
                          ----------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                          ----------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    2,809,851
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,809,851
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             20.4 %
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             PN
-------------===================================================================



                               Page 3 of 30 Pages

                                       13D
===================
CUSIP No. 14040M104
===================
-------------===================================================================

     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Farallon Capital Management, L.L.C.
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               **   The reporting  persons  making this filing hold an aggregate of 2,809,851 Shares, which is 20.4% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             N/A
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             California
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                          ----------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     2,809,851
                          ----------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                          ----------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    2,809,851
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,809,851
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             20.4 %
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             PN
-------------===================================================================



                               Page 4 of 30 Pages

                                       13D
===================
CUSIP No. 14040M104
===================
-------------===================================================================

     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Enrique H. Boilini
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               **   The reporting  persons  making this filing hold an aggregate of 2,809,851 Shares, which is 20.4% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             N/A
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Argentina
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                          ----------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     2,809,851
                          ----------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                          ----------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    2,809,851
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,809,851
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             20.4 %
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================



                               Page 5 of 30 Pages

                                       13D
===================
CUSIP No. 14040M104
===================
-------------===================================================================

     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             David I. Cohen
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

          ** The reporting persons making this filing hold an aggregate of 2,809,851 Shares, which is 20.4% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             N/A
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                          ----------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     2,809,851
                          ----------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                          ----------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    2,809,851
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,809,851
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             20.4 %
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================



                               Page 6 of 30 Pages

                                       13D
===================
CUSIP No. 14040M104
===================
-------------===================================================================

     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Joseph F. Downes
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

          ** The reporting persons making this filing hold an aggregate of 2,809,851 Shares, which is 20.4% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             N/A
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                          ----------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     2,809,851
                          ----------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                          ----------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    2,809,851
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,809,851
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             20.4 %
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================



                               Page 7 of 30 Pages

                                       13D
===================
CUSIP No. 14040M104
===================
-------------===================================================================

     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             William F. Duhamel
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

          ** The reporting persons making this filing hold an aggregate of 2,809,851 Shares, which is 20.4% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             N/A
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                          ----------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     2,809,851
                          ----------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                          ----------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    2,809,851
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,809,851
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]
-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             20.4 %
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================



                               Page 8 of 30 Pages

                                       13D
===================
CUSIP No. 14040M104
===================
-------------===================================================================

     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Andrew B. Fremder
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

          ** The reporting persons making this filing hold an aggregate of 2,809,851 Shares, which is 20.4% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             N/A
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                          ----------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     2,809,851
                          ----------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                          ----------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    2,809,851
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,809,851
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             20.4 %
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================



                               Page 9 of 30 Pages

                                       13D
===================
CUSIP No. 14040M104
===================
-------------===================================================================

     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Richard B. Fried
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

          ** The reporting persons making this filing hold an aggregate of 2,809,851 Shares, which is 20.4% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             N/A
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                          ----------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     2,809,851
                          ----------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                          ----------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    2,809,851
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,809,851
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             20.4 %
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================



                               Page 10 of 30 Pages

                                       13D
===================
CUSIP No. 14040M104
===================
-------------===================================================================

     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             William F. Mellin
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

          ** The reporting persons making this filing hold an aggregate of 2,809,851 Shares, which is 20.4% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             N/A
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                          ----------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     2,809,851
                          ----------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                          ----------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    2,809,851
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,809,851
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             20.4 %
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================



                               Page 11 of 30 Pages

                                       13D
===================
CUSIP No. 14040M104
===================
-------------===================================================================

     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Stephen L. Millham
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

          ** The reporting persons making this filing hold an aggregate of 2,809,851 Shares, which is 20.4% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             N/A
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                          ----------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     2,809,851
                          ----------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                          ----------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    2,809,851
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,809,851
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             20.4 %
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================



                               Page 12 of 30 Pages

                                       13D
===================
CUSIP No. 14040M104
===================
-------------===================================================================

     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Meridee A. Moore
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

          ** The reporting persons making this filing hold an aggregate of 2,809,851 Shares, which is 20.4% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             N/A
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                          ----------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     2,809,851
                          ----------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                          ----------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    2,809,851
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,809,851
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             20.4 %
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================



                               Page 13 of 30 Pages

                                       13D
===================
CUSIP No. 14040M104
===================
-------------===================================================================

     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Thomas F. Steyer
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

          ** The reporting persons making this filing hold an aggregate of 2,809,851 Shares, which is 20.4% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             N/A
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                          ----------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     2,809,851
                          ----------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                          ----------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    2,809,851
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,809,851
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             20.4 %
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================



                               Page 14 of 30 Pages

                                       13D
===================
CUSIP No. 14040M104
===================
-------------===================================================================

     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Mark C. Wehrly
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

          ** The reporting persons making this filing hold an aggregate of 2,809,851 Shares, which is 20.4% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             N/A
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                          ----------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     2,809,851
                          ----------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                          ----------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    2,809,851
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,809,851
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             20.4 %
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================



                               Page 15 of 30 Pages

     This Amendment No. 9 to Schedule 13D amends the Schedule 13D initially filed on September 30, 1997 (collectively, with all amendments thereto, the "Schedule 13D").

Item 2.  Identity And Background
-------  -----------------------
     Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

     (a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons."

     The Partnership
     ---------------

          (i) California Housing Finance, L.P., a Delaware limited partnership (the "Partnership"), with respect to the Shares held by it.

     The General Partner Of The Partnership
     --------------------------------------

          (ii) California Housing Finance, L.L.C., a Delaware limited liability company which is the general partner of the Partnership (the "General Partner"), with respect to the Shares held by the Partnership.2

     The Management Company
     ----------------------

          (iii)Farallon   Capital   Management,   L.L.C.,   a  Delaware  limited
               liability company (the "Management Company"), with respect to the Shares held by the Partnership.

     The Managing Members Of The Management Company
     ----------------------------------------------

          (iv) The following persons who are managing members of the Management Company, with respect to the Shares held by the Partnership:
               Enrique H. Boilini ("Boilini"),  David I. Cohen ("Cohen"), Joseph
               F. Downes ("Downes"), William F. Duhamel ("Duhamel"), Andrew B. Fremder ("Fremder"), Richard B. Fried ("Fried"), William F. Mellin ("Mellin"), Stephen L. Millham ("Millham"), Meridee A. Moore ("Moore"), Thomas F. Steyer ("Steyer") and Mark C. Wehrly ("Wehrly").

--------
     2 The limited partners of the Partnership are Farallon Capital Partners, L.P., a California limited partnership ("FCP"), a discretionary account (the "Managed Account") managed by the Management Company (as defined herein), RR Capital Partners, L.P., a Delaware limited partnership ("RR") and Farallon Special Situation Partners, L.P., a Delaware limited partnership ("FSSP").

     The members of the General  Partner are FCP,  the Managed  Account,  RR and
FSSP.


                               Page 16 of 30 Pages

     Boilini, Cohen, Downes, Duhamel, Fremder, Fried, Mellin, Millham, Moore, Steyer, and Wehrly are together referred to herein as the "Individual Reporting Persons."

     (b) The address of the principal business and principal office of (i) the Partnership, the General Partner and the Management Company is One Maritime Plaza, Suite 1325, San Francisco, California 94111 and (ii) each of the Individual Reporting Persons is set forth in Annex 1 hereto.

     (c) The principal business of the Partnership is to invest in and engage in certain financial transactions with the Company and its affiliates. The principal business of the General Partner is to act as the general partner of the Partnership. The principal business of the Management Company is that of a registered investment adviser. The Management Company also acts as the manager of the General Partner. The principal business of each of the Individual Reporting Persons is set forth in Annex 1 hereto.

     (d) None of the Partnership, the General Partner, the Management Company or any of the Individual Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Partnership, the General Partner, the Management Company or any of the Individual Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                               Page 17 of 30 Pages

     (f) The citizenship of each of the Partnership, the General Partner and the Management Company is set forth above. Each of the Individual Reporting Persons is a United States citizen other than Enrique H. Boilini who is an Argentinean citizen.

     The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.

Item 4.  Purpose Of The Transaction.
-------  --------------------------

     Item 4 of the Schedule 13D is amended and updated as follows:

     On November 7, 2000, the Manager sent to the Company a letter expressing interest in the purchase by the Partnership or an affiliate of the Partnership of all of the Company's interest in certain commercial, residential, mixed use and land development properties (the "Projects") and certain buildings (the "Buildings") in exchange for the transfer to the Company of a portion of the Partnership's interest in Capital Pacific Holdings, L.L.C. (an affiliate of the Company). This transaction would be conditioned, among numerous other conditions, upon the Company's consent to Paul Makarechian, a current Director and Senior Vice President of the Company, leaving his employment with the Company and entering into a limited liability company agreement with the Partnership to manage the Projects and the Buildings. Paul Makarechian would receive a contingent profit participation in the Projects and the Buildings as well as a management fee. The Partnership has reached a conditional agreement with Paul Makarechian regarding this arrangement. A copy of this letter (the "Manager's Letter") is annexed as Exhibit K to this Schedule 13D and incorporated herein by reference.

Item   5.   Interest   In   Securities   Of  The   Issuer.
---------   ----------------------------------------------

     Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

     (a) The Partnership
         ---------------


                               Page 18 of 30 Pages

               (a),(b) The  information  set forth in Rows 7  through  13 of the cover page hereto for the Partnership is incorporated herein by reference for the Partnership. The percentage amount set forth in Row 13 of each cover page filed herewith is calculated based upon the 13,767,911 Shares outstanding as of September 28, 2000 as reported by the Company in its Quarterly Report on Form 10-Q for the period ended August 31, 2000 filed with the Securities and Exchange Commission on October 13, 2000.

               (c) There have been no transactions in the Shares since the filing of the prior Schedule 13D.

               (d) The General Partner, as general partner of the Partnership, has the power to direct the affairs of the Partnership, including the disposition of the proceeds of the sale of the Shares owned by the Partnership. The Management Company, as manager of the General Partner, has the power to direct the affairs of the General Partner including the disposition of the proceeds of the sale of the Shares. The Individual Reporting Persons are managing members of the Management Company.

               (e)  Not applicable.

     (b) The General Partner
         -------------------

               (a),(b) The  information  set forth in Rows 7  through  13 of the cover page hereto for the General Partner is incorporated herein by reference.

               (c)  None.

               (d) The Management Company, as manager of the General Partner, has the power to direct the affairs of the General Partner including the disposition of the proceeds of the sale of the Shares. The Individual Reporting Persons are managing members of the Management Company.

               (e)  Not applicable.


     (c) The Management Company
         ----------------------
               (a),(b) The  information  set forth in Rows 7  through  13 of the cover page hereto for the Management Company is incorporated herein by reference.

               (c)  None.

               (d) The Management Company, as manager of the General Partner, has the power to direct the affairs of the General Partner including the disposition of


                               Page 19 of 30 Pages
                    the proceeds of the sale of the Shares. The Individual Reporting Persons are managing members of the Management Company.

               (e)  Not applicable.

     (d) The Individual Reporting Persons
         --------------------------------

               (a),(b) The  information  set forth in Rows 7  through  13 of the cover page hereto for each Individual Reporting Person is incorporated herein by reference for each such Individual Reporting Person.

               (c)  None.

               (d) The General Partner, as general partner of the Partnership, has the power to direct the affairs of the Partnership, including the disposition of the proceeds of the sale of the Shares owned by the Partnership. The Management Company, as manager of the General Partner, has the power to direct the affairs of the General Partner including the disposition of the proceeds of the sale of the Shares. The Individual Reporting Persons are managing members of the Management Company.

               (e)  Not applicable.


     The Shares reported hereby for the Partnership are owned directly by it. The General Partner, as general partner of the Partnership, may be deemed to be the beneficial owner of all Shares owned by the Partnership. The Management Company, as manager of the General Partner, may be deemed to be the beneficial owner of all Shares owned by the Partnership. Each of the Individual Reporting Persons may be deemed, as a managing member of the Management Company, to be the beneficial owner of all Shares owned by the Partnership. Each of the General Partner, the Management Company and the Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares.

Item 6.  Contracts, Arrangements, Understandings Or
-------  Relationships With Respect To Securities Of The Issuer.
         ---------------------------------------------------------

     Item 6 of the Schedule 13D is amended and updated as follows:

     As reported in Item 4 above, on November 7, 2000, the Manager sent to the Company a letter expressing interest in the purchase by the Partnership or an affiliate of the Partnership of all of the Company's interest in the Projects and Buildings (each as defined in Item 4) in exchange for the transfer to the Company of a portion of the Partnership's interest in Capital Pacific Holdings,


                               Page 20 of 30 Pages

L.L.C. (an affiliate of the Company). See Item 4 for further discussion regarding this matter and see Exhibit K of the Schedule 13D for a copy of the Manager's Letter.

Item 7.  Materials To Be Filed As Exhibits.
------   ---------------------------------

     There is filed herewith as Exhibit K a copy of the Manager's Letter referred to in Section 4 and 6 above.

     There is filed herewith as Exhibit L a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.


                               Page 21 of 30 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 7, 2000

                          CALIFORNIA HOUSING FINANCE, L.P.

                          By:  California Housing Finance, L.L.C.,
                                  its General Partner

                          By:  Farallon Capital Management, L.L.C.,
                                  its Manager

                          /s/  Thomas F. Steyer
                          ----------------------------------------
                          By Thomas F. Steyer,
                          Senior Managing Member

                          CALIFORNIA HOUSING FINANCE, L.L.C.

                          By:  Farallon Capital Management, L.L.C.,
                                  its Manager

                          /s/  Thomas F. Steyer
                          ----------------------------------------
                          By Thomas F. Steyer,
                          Senior Managing Member


                          FARALLON CAPITAL MANAGEMENT, L.L.C.,

                          /s/  Thomas F. Steyer
                          ----------------------------------------
                          By Thomas F. Steyer,
                          Senior Managing Member

                          /s/  Thomas F. Steyer
                          ----------------------------------------
                          Thomas F. Steyer, individually and as attorney-in-fact for each of Enrique H. Boilini, David I. Cohen,
                          Joseph F. Downes, William F. Duhamel,
                          Andrew B. Fremder, Richard B. Fried,
                          William F. Mellin, Stephen L. Millham,
                          Meridee A. Moore and Mark C. Wehrly.

     The Powers of Attorney, each executed by Boilini, Cohen, Downes, Fremder, Mellin, Millham and Moore authorizing Steyer to sign and file this Schedule 13D on each person's behalf,


                               Page 22 of 30 Pages
which were filed with Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on September 26, 1997, by such Reporting Persons with respect to the Common Stock of Sphere Drake Holdings Limited, are hereby incorporated by reference. The Powers of Attorney executed by Duhamel and Fried authorizing Steyer to sign and file this Schedule 13D on each person's behalf, which were filed with Amendment No. 1 to the Schedule 13G filed with the Securities and Exchange Commission on January 13, 1999, by such Reporting Persons with respect to the Callable Class A Common Shares of CliniChem Development Inc., are hereby incorporated by reference. The Power of Attorney executed by Mark C. Wehrly authorizing Steyer to sign and file this Schedule 13D on his behalf, which was filed with Amendment No. 2 to the Schedule 13D filed with the Securities and Exchange Commission on January 10, 2000, by such Reporting Person with respect to the Common Shares of Axogen Limited, is hereby incorporated by reference.




                               Page 23 of 30 Pages

                                                                         ANNEX L

     Set forth below with respect to the Partnership, the General Partner, the Management Company is the following: (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons. Set forth below with respect to each managing member of the Management Company is the following: name; business address; principal occupation; and citizenship.

1.       The Partnership
         ---------------

          (a)  California Housing Finance, L.P.
          (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA 94111
          (c) Invests and engages in certain financial transactions with the Company and its affiliates
          (d)  Delaware limited partnership
          (e)  General Partner: California Housing Finance, L.L.C.

2.       The General Partner
         -------------------

          (a)  California Housing Finance, L.L.C.
          (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA 94111
          (c)  Acts as General Partner of California Housing Finance, L.P.
          (d)  Delaware limited liability company
          (e)  Manager: Farallon Capital Management, L.L.C.

3.       The Management Company
         ----------------------

          (a)  Farallon Capital Management, L.L.C.
          (b)  One Maritime Plaza, Suite 1325
               San Francisco, CA 94111
          (c) Serves as investment adviser to various managed accounts. Also acts as manager of California Housing Finance, L.L.C.
          (d)  Delaware limited liability company
          (e) Managing Members: Thomas F. Steyer, Senior Managing Member; Enrique H. Boilini, David I. Cohen, Joseph H. Downes, William F. Duhamel, Andrew B. Fremder, Richard B. Fried, William F. Mellin, Stephen L. Millham, Meridee A. Moore and Mark C. Wehrly, Managing Members.

4.       The Individual Reporting Persons
         --------------------------------

          Except as stated below, each of the Individual Reporting Persons is a United States citizen whose business address is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 1325, San Francisco, California 94111. Enrique H. Boilini is an Argentinean citizen


                               Page 24 of 30 Pages
          whose business address is c/o Farallon Capital Management, L.L.C., 75 Holly Hill Lane, Greenwich, Connecticut 06830. The principal occupation of Thomas F. Steyer is serving as senior managing member of the Management Company. The principal occupation of each Individual Reporting Person is serving as a managing member of the Management Company.





                               Page 25 of 30 Pages

                                  EXHIBIT INDEX



EXHIBIT K                       November  7, 2000 Letter from the Manager to the
                                Company

EXHIBIT L                       Joint Acquisition Statement Pursuant to Section
                                240.13D-(f)(1)




                               Page 26 of 30 Pages

                                                                       EXHIBIT K
                                                                              to
                                                                    SCHEDULE 13D


                       FARALLON CAPITAL MANAGEMENT, L.L.C.
                         One Maritime Plaza, Suite 1325
                         San Francisco, California 94111



                                                                November 7, 2000



The Board of Directors
c/o Mr. Hadi Makarechian
Capital Pacific Holdings, Inc.
4100 MacArthur Boulevard, Suite 200
Newport Beach, California  92660

Gentlemen:

          This letter expresses our preliminary interest in (i) increasing our stake in certain commercial, residential, mixed use and land development projects and certain buildings which are jointly and indirectly owned by Capital Pacific Holdings, Inc. ("CPH") and our affiliated entity, California Housing Finance, L.P. ("CHF") and (ii) simultaneously reducing our stake in the remainder of CPH's business, which CPH conducts through its affiliate, Capital Pacific Holdings, LLC ("CPH LLC"). In order to effect this restructuring, we propose to purchase, through CHF or another affiliate, all of the indirect
ownership   interests  (the   "Interests")   held  by  CPH  in  the  commercial,
residential, mixed use and land development projects listed below (the "Projects") and in the buildings listed below (the "Buildings").

      Projects                                      Buildings
      --------                                      ---------

      Dana Point                                    Newport Beach Building
      Vista Palisades                               4100 MacArthur Boulevard
      Huntington Beach                              Newport Beach, California
      Airport Office Building
      Summit Office Building                        Las Vegas Building
      Ritz Pointe                                   3200 Soaring Gulls Drive
      Monarch Beach Resort                          Las Vegas, Nevada
      Dos Pueblos
      Commerce Point
      Bradley Plaza Office Building
      Rancho Palos Verdes

     As you know, with respect to each of the Projects except Commerce Point, certain of our affiliates have contributed 99% of the total capital to the Project, entitling them to a return of their capital and a preferred return thereon and a contingent profit participation in the Projects after the preferred return. The indirect Interest of CPH in each Project, in general terms, consists of 67.93% of (i) 1% of the existing capital in the Projects (and a significantly higher percentage of the existing capital in the Commerce Point Project) and a preferred return thereon and (ii) contingent profit participations based on the future performance of these Projects.

     With respect to the Buildings, CPH holds a 67.93% indirect ownership interest in each Building.

                               Page 27 of 30 Pages

     We would propose that payment for the Interests be accomplished by the transfer to CPH by CHF of a portion of CHF's ownership interests in CPH LLC. We suggest that CPH obtain an independent evaluation of the price for such Interests.

     In connection with the transaction, CHF has an agreement with Paul Makarechian, who is a Director and Senior Vice President of CPH, that, subject to certain conditions, an entity controlled by him would manage the Projects and the Buildings pursuant to a limited liability company agreement to be entered into between CHF and a company owned directly or indirectly by Paul Makarechian (the form of which CHF and Paul Makarechian have agreed to). Under that limited liability company agreement, Paul Makarechian would receive a contingent profit participation as well as management fees. Our interest in pursuing the transaction would be conditioned upon CPH's consent to Paul Makarechian leaving his employment with CPH and entering into this arrangement with CHF.

     To the extent we can reach an agreement with CPH on price, our interest in pursuing the transaction would also be conditioned on our agreeing on the structure of the transaction and on other terms and conditions of the transaction and entering into acceptable definitive documentation, as well as overall market conditions at the time.

     This letter does not constitute a binding offer. However, we would be happy to discuss these matters with you at your convenience. Please feel free to contact the undersigned with any questions regarding the contents of this letter.

     Please note that this letter does not constitute an "Election Notice" under
Section 7.03 of the Investment and  Stockholder  Agreement  dated  September 29,
1997.

                                           Yours sincerely,

                                           FARALLON CAPITAL MANAGEMENT, L.L.C.



                                           By:  /s/  Stephen L. Milham
                                              ----------------------------
                                                Stephen L. Millham
                                                Managing Member

                               Page 28 of 30 Pages

                                                                       EXHIBIT L
                                                                              to
                                                                    SCHEDULE 13D

                           JOINT ACQUISITION STATEMENT
                       PURSUANT TO SECTION 240.13D-(f)(1)
                       ----------------------------------

     The  undersigned  acknowledge  and agree that the  foregoing  statement  on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:   November 7, 2000



                          CALIFORNIA HOUSING FINANCE, L.P.

                          By:     California Housing Finance, L.L.C.,
                          its General Partner

                          By:     Farallon Capital Management, L.L.C.,
                          its Manager

                          /s/  Thomas F. Steyer
                          ----------------------------------------
                          By Thomas F. Steyer,
                          Senior Managing Member

                          CALIFORNIA HOUSING FINANCE, L.L.C.
                          By:     Farallon Capital Management, L.L.C.,
                          its Manager

                          /s/  Thomas F. Steyer
                          ----------------------------------------
                          By Thomas F. Steyer,
                          Senior Managing Member


                          FARALLON CAPITAL MANAGEMENT, L.L.C.,

                          /s/  Thomas F. Steyer
                          ----------------------------------------
                          By Thomas F. Steyer,
                          Senior Managing Member



                               Page 29 of 30 Pages

                          /s/  Thomas F. Steyer
                          ----------------------------------------
                          Thomas F. Steyer, individually and as attorney-in-fact for each of Enrique H. Boilini, David I. Cohen,
                          Joseph F. Downes, William F. Duhamel,
                          Andrew B. Fremder, Richard B. Fried,
                          William F. Mellin, Stephen L. Millham,
                          Meridee A. Moore and Mark C. Wehrly.




                               Page 30 of 30 Pages